ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«12th» March 2008г. №13-07-137

08001444

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
USA

SUPPL

Re: Surgutneftegas ~~OJSC (~~File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit the following information on the significant fact "Information on the Issuer's record date" dated March, 11th, 2008 and information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors "To convene an annual general shareholders' meeting and to adopt an agenda for the general shareholders' meeting" dated March, 11th, 2008.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 628 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 3 pages.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«12» марта 2008 г. № 13-07-137

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о существенном факте «Сведения о дате закрытия реестра эмитента» от 11 марта 2008 г. и сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз» «Решения, принятые советом директоров «О созыве годового общего собрания акционеров, включая утверждение повестки дня общего собрания акционеров» от 11 марта 2008 г.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 628 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 3 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Фёдоров

Колесникова
(7 3462) 42 65 02

Information on the significant fact
"Information on the Issuer's record date"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content
2.1. Category (type) of the Issuer's securities in respect of which the list of holders is to be made at specified date: ***ordinary and preferred non-documentary registered shares of OJSC "Surgutneftegas".***
2.2. Purpose for which the list of holders of the registered securities is made: ***to conduct the Annual General Shareholders' Meeting of OJSC "Surgutneftegas".***
2.3. Date when the list of holders of the Issuer's registered securities is to be made: ***March 14, 2008.***
2.4. Date of execution and number of the Minutes of the meeting of the Issuer's Board of Directors, which resolved on the date when the list of holders of the Issuer's registered securities is to be made: ***March 11, 2008, Minutes No.4.***

3. Signature		
3.1. ***Director General OJSC "Surgutneftegas"***	________________	***Vladimir L. Bogdanov***
3.2. Date 11 March 2008	Stamp	

Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors "To convene an annual general shareholders' meeting and to adopt an agenda for the general shareholders' meeting"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Date of the Issuer's Board Meeting: ***March 11, 2008.***

2.2. Date and number of Minutes of the Issuer's Board Meeting: ***March 11, 2008, Minutes No 4.***

2.3. Resolutions adopted by the Issuer's Board Meeting:

The Board of Directors' unanimous resolutions are:

1.1. To convene and hold on April 30, 2008, 10:00 a.m., an annual general meeting of the Company's shareholders for the year of 2007, in a meeting-form (with the shareholders attending to consider items of the agenda and to adopt resolutions on issues to be brought to a vote).

Venue: ul.Gubkina, 13, Surgut, Tyumenskaya Oblast, Russian Federation, 628400.

Registration of participants of the meeting starts at 08:00 a.m. on the day of the meeting.

1.2. To approve the following agenda of OJSC "Surgutneftegas" annual general shareholders' meeting:

1. ***To approve the annual report of OJSC "Surgutneftegas" for 2007.***
2. ***To approve the annual accounting records, including the profit and loss account of OJSC "Surgutneftegas" for 2007.***
3. ***To approve the distribution of profit and loss of***

OJSC "Surgutneftegas" for 2007, including the payment (declaration) of dividends, approval of the size, form, period and scheme of dividend payments on shares of each category.

4. To elect members to the Board of Directors of OJSC "Surgutneftegas".

5. To elect members to the Auditing Committee of OJSC "Surgutneftegas".

6. To approve the Auditor of OJSC "Surgutneftegas".

7. On approval of transactions with an interested party which may be conducted by OJSC "Surgutneftegas" in the course of general business activities (in conformity with the Federal Law of the RF "On Joint Stock Companies", Article 83, Item 6).

3. Signature
3.1. *Director General OJSC "Surgutneftegas"* _______________ *Vladimir L. Bogdanov*
3.2. Date 11 March 2008 Stamp

END